Restated
   Certificate of Incorporation
           of
      Varlen Corporation
(Amended and Effective May 27, 1998)


The Restated Certificate of Incorporation shall be amended by deleting the first paragraph of Article FOURTH in its entirety and substituting in lieu thereof the following:

     FOURTH: The total number of shares of all classes of stock which the Corporation is authorized to issue is forty million five hundred thousand (40,500,000), of which five hundred thousand (500,000) shares shall be Preferred Stock with a par value of one dollar ($1.00) per share and of which forty million (40,000,000) shares shall be Common Stock with a par value of ($.10) per share. The amount of authorized stock of the Corporation of any class or classes may be increased or decreased by a majority of the stock of the Corporation entitled to vote.